REITLER
BROWN &
ROSENBLATT LLC                                      800 Third Avenue, 21st Floor
-------------------                                      New York, NY 10022-7604
ATTORNEYS AT LAW                                              Tel (212) 209-3050
                                                              Fax (212) 371-5500



                                        September 22, 2006



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  SHEERVISION, INC.
     REGISTRATION STATEMENT ON FORM SB-2 PRE-EFFECTIVE AMENDMENT
     NO. 1 (FILE NO. 333-135727)
     CLEAN WATER TECHNOLOGIES, INC. JUNE 24, 2005 FORM 10-KSB
     SHEERVISION, INC. MAY 31, 2006 FORM 10-QSB


Ladies and gentlemen:

         On behalf of our client, SheerVision, Inc., a Delaware corporation (the "COMPANY"), we transmit simultaneously herewith for filing under (i) the Securities Act of 1933, as amended (the "EXCHANGE ACT"), by means of the
Electronic Data Gathering, Analysis, and Retrieval system, Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-135727) (the "REGISTRATION STATEMENT"), together with certain exhibits thereto, (ii) an amendment to the Clean Water Technologies, Inc. June 24, 2005 Form 10-KSB on Form 10-KSB/A No. 1, together with certain exhibits thereto (the "AMENDED CLEAN WATER 10-QSB"), and (iii) an amendment to the SheerVision May 31, 2006 Form 10-QSB on Form 10-QSB/A No. 1, together with certain exhibits thereto (the "AMENDED SHEERVISION 10-QSB"). All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the Registration Statement.

         We are in receipt of the letter, dated August 1, 2006 (the "COMMENT LETTER"), from Peggy Fisher, Esq., Assistant Director, of the Securities and Exchange Commission (the "COMMISSION"), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

1                         19               The requested amendment has been made.

2                         21               The  Company has  removed  these  disclosures  as  requested.  The
                                           Company  understands  the  Commission's  requirement  that reverse acquisitions be accounted for as  recapitalizations;  however, the
                                           Company  interpreted  that to be from  an  accounting  perspective only. The Company was uncertain  about the  requirement to present pro forma information because the reverse acquisition  transaction
                                           does  represent  the   combination  of  two  corporate   entities.
                                           Therefore,  the  Company  believed  that it  would  be  better  to include the  disclosures  rather  than omit them and thought  that the  disclosures  might be a  useful  supplement  to  Management's
                                           Discussion and Analysis or Plan of Operation.

3                         F-6              The  Company  has  revised  the notes to its  annual  and  interim financial  statements to disclose how it presented,  accounted for and valued each of the  warrants  discussed in that section of the
                                           Registration  Statement.  In addition,  the Company has determined that  the  fair  values  of the  2005  Agent's  Warrants  and  the
                                           Hallmark  Warrants  have not been  properly  reflected as an issue cost of our 12% convertible  notes.  Accordingly,  the Company has adjusted its  financial  statements  for the three months and nine months ending May 31, 2006 to reflect  additional debt issue costs and  amortization.  The total fair value of  $182,711  of the 2005
                                           Agent's  Warrants and the Hallmark  Warrants has been  credited to additional  paid-in  capital  and  charged to  deferred  financing costs.  Amortization of deferred  financing costs will increase by
                                           $45,678 and $137,033  for the three months and nine months  ending
                                           May 31,  2006,  respectively.  The total fair value of $162,950 of the 2006 Agent's  Warrants must be credited to additional  paid-in capital  and  charged  to  deferred  financing  costs and the fair value of  $245,460 of the  warrants  issued with the 9% notes must also be  credited  to  additional  paid-in  capital and charged to deferred financing costs.

                                           The  Company  has  considered  the  requirements  of EITF 00-19 as follows:

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                               The detachable  warrants issued in September 2005 with the 12%
                                               convertible notes have a value of $68,838 derived by using the
                                               Black-Scholes model with the following assumptions/inputs:

                                                Stock Price per share*                      $2.70
                                                Exercise Price per share                    $2.70
                                                Risk Free Rate                              3.67%
                                                Life                                        5 years
                                                Volatility                                  144%

                                               The 2005  Agent's  Warrants  issued  with the 12%  convertible
                                               notes   have  a  value  of   $60,843   derived  by  using  the
                                               Black-Scholes model with the following assumptions/inputs:

                                                Stock Price per share*                      $2.70
                                                Exercise Price per share                    $2.70
                                                Risk Free Rate                              3.67%
                                                Life                                        5 years
                                                Volatility                                  144%

                                               The Hallmark  Warrants issued with the 12%  convertible  notes have a value of  $121,686  derived by using the  Black-Scholes model with the following assumptions/inputs:

                                                Stock Price per share*                      $2.70
                                                Exercise Price per share                    $2.70
                                                Risk Free Rate                              3.67%
                                                Life                                        5 years
                                                Volatility                                  144%

* Stock price per share adjusted to $.28346 after giving effect to the exchange agreement with Clean Water Technologies, Inc. ("CWTI").

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------
                                               The  detachable  warrants  issued  in  May  2006  with  the 9%
                                               convertible  notes have a value of  $245,460  derived by using the Black-Scholes model with the following assumptions/inputs:

                                                Stock Price per share                       $1.00
                                                Exercise Price per share                    $1.00
                                                Risk Free Rate                              3.67%
                                                Life                                        3 years
                                                Volatility                                  144%

                                               The 2006  Agent's  Warrants  issued  in May  2006  with the 9%
                                               convertible  notes have a value of  $162,950  derived by using the Black-Scholes model with the following assumptions/inputs:

                                                Stock Price per share                       $1.00
                                                Exercise Price per share                    $1.00
                                                Risk Free Rate                              3.67%
                                                Life                                        3 years
                                                Volatility                                  144%

                                           The Company has  determined  that the
                                           warrants   should  be  classified  as
                                           equity under the  provisions  of EITF
                                           00-19.    Physical    settlement   as
                                           described in EITF 00-19,  paragraph 1
                                           is the only way that the warrants may
                                           be settled and settlement may be made
                                           using  unregistered  shares.  In  all
                                           cases, the holder of the warrants has
                                           the  right  to  receive  shares  upon
                                           exercise,  with no alternative method
                                           of settlement  available.  Therefore,
                                           the    equity    classification    is
                                           appropriate   as  indicated  in  EITF
                                           00-19,   paragraph  8.  None  of  the
                                           criteria  in  paragraphs  12-32 would
                                           require the value of the  warrants to
                                           be   classified   as   a   liability.
                                           Although  Note  7  to  the  financial
                                           statements  indicates that there is a
                                           registration  rights agreement,  that
                                           agreement   is  not  related  to  the
                                           warrants  does not  affect a  warrant
                                           holder's   ability  to  exercise  the
                                           warrants.  Any  shares  that might be
                                           issued upon  exercise of the warrants
                                           need  not  be  registered,   and  any
                                           penalties     payable    under    the
                                           registration rights agreement are not
                                           affected  by an  issuance  of  shares
                                           upon exercise of the warrants.

                                           Note  7 to  the  unaudited  condensed
                                           consolidated   financial   statements
                                           will be revised to read as follows:

                                               IN A SEPTEMBER  12, 2005  PRIVATE
                                               PLACEMENT,  THE COMPANY ISSUED 24
                                               INVESTMENT UNITS, EACH CONSISTING
                                               OF   A   $50,000    12%   SECURED
                                               CONVERTIBLE NOTE DUE ON SEPTEMBER
                                               12,  2006 (THE "12%  NOTES")  AND
                                               1,200   FIVE-YEAR   COMMON  STOCK
                                               PURCHASE  WARRANTS  ENTITLING THE
                                               HOLDER TO PURCHASE  COMMON  STOCK
                                               AT $2.70 PER SHARE,  OR  $0.28346
                                               AFTER   GIVING   EFFECT   TO  THE
                                               EXCHANGE   AGREEMENT  WITH  CLEAN
                                               WATER     TECHNOLOGIES,      INC.
                                               ("CWTI").  THE  CONVERSION OF THE
                                               "12%

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                               NOTES"     IS      SUBJECT     TO
                                               ANTI-DILUTION  ADJUSTMENT.   EACH
                                               NOTE-HOLDER    IS   ENTITLED   TO
                                               CONVERT   UP  TO   22.5%  OF  THE
                                               PRINCIPAL AMOUNT OF THE 12% NOTES
                                               INTO  SHARES  OF  COMMON   STOCK.
                                               INTEREST  IS  PAYABLE AT THE DATE
                                               OF MATURITY.

                                               BASED ON  RELATIVE  FAIR  VALUES,
                                               THE   COMPANY   HAS    ATTRIBUTED
                                               $68,838 OF THE TOTAL  PROCEEDS TO
                                               THE WARRANTS,  ACCOUNTED FOR AS A
                                               DISCOUNT TO THE CONVERTIBLE  NOTE
                                               AND   AS    ADDITIONAL    PAID-IN
                                               CAPITAL.   THE  12%   NOTES   ARE
                                               SECURED BY A SECURITY INTEREST IN
                                               ALL OF THE COMPANY'S ASSETS,  ARE
                                               SUBORDINATED TO BORROWINGS  UNDER
                                               THE LINE OF CREDIT  DISCUSSED  IN
                                               NOTE  6,  BUT  CONSTITUTE  SENIOR
                                               SECURED INDEBTEDNESS.

                                               IN  CONNECTION  WITH THE ISSUANCE
                                               OF THE  12%  NOTES,  THE  COMPANY
                                               GAVE ITS PLACEMENT AGENT WARRANTS
                                               TO  PURCHASE  238,128  SHARES  OF
                                               COMMON  STOCK  AND ITS  FINANCIAL
                                               ADVISOR   WARRANTS   TO  PURCHASE
                                               476,257  SHARES OF COMMON  STOCK.
                                               ACCORDINGLY,   THE  FAIR   VALUES
                                               TOTALING    $182,711   OF   THOSE
                                               WARRANTS   HAS  BEEN  CHARGED  TO
                                               DEFERRED  FINANCING  COSTS AND IS
                                               BEING AMORTIZED OVER THE 12-MONTH
                                               TERM OF THE 12% NOTES.

                                               INTEREST  EXPENSE  FOR THE  THREE
                                               AND  NINE  MONTHS  ENDED  MAY 31,
                                               2006   AMOUNTED  TO  $26,625  AND
                                               $93,726,     RESPECTIVELY.    THE
                                               COMPANY IS REQUIRED TO PREPAY THE
                                               PRINCIPAL    AND   ANY    ACCRUED
                                               INTEREST  ON THE 12%  NOTES  UPON
                                               THE    CLOSING   OF   AN   EQUITY
                                               FINANCING  HAVING GROSS  PROCEEDS
                                               OF  AT  LEAST  $3.0  MILLION.  IN
                                               CONNECTION    WITH   A    PRIVATE
                                               PLACEMENT IN MAY 2006 OF UNITS OF
                                               SECURITIES    DESCRIBED    BELOW,
                                               ELEVEN   HOLDERS   OF  THE  NOTES
                                               ELECTED    TO    CONVERT    22.5%
                                               ($174,375)  OF THEIR 12% NOTES IN
                                               THE AGGREGATE  AMOUNT OF $775,000
                                               INTO  615,165  SHARES  OF  COMMON
                                               STOCK,  WITH THE $600,625 BALANCE
                                               FROM   THE   MAY   2006   PRIVATE
                                               PLACEMENT   CONVERTED   INTO   AN
                                               AGGREGATE   PRINCIPAL  AMOUNT  OF
                                               $450,000 OF 9% CONVERTIBLE NOTES,
                                               200,004  SHARES OF  COMMON  STOCK
                                               AND  WARRANTS  TO ACQUIRE  45,000
                                               ADDITIONAL   SHARES   OF   COMMON
                                               STOCK.  SIX  HOLDERS

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                               ELECTED  TO  EXTEND  THEIR  NOTES
                                               HAVING  AN  AGGREGATE  AMOUNT  OF
                                               $263,750 FOR THE REMAINING  TERM,
                                               ONE  HOLDER  ELECTED  TO  CONVERT
                                               22.5% OF THE PRINCIPAL  ($11,250)
                                               INTO  39,688   SHARES  OF  COMMON
                                               STOCK,  AND FOUR HOLDERS  ELECTED
                                               TO RECEIVE  CASH OF $116,250  AND
                                               119,064  SHARES OF  COMMON  STOCK
                                               WITH A VALUE OF  $33,750  IN FULL
                                               PAYMENT   OF  THE   12%   NOTES,.
                                               ACCRUED  INTEREST  OF  $70,375 ON
                                               THE  12%  NOTES  SURRENDERED  FOR
                                               CONVERSION OR PAYMENT WAS PAID ON
                                               JUNE 4, 2006.

                                               IN  DECEMBER  2005,  THE  COMPANY
                                               ISSUED 1,000,000 SHARES OF COMMON
                                               STOCK   (135,135   SHARES   AFTER
                                               GIVING  EFFECT  OF THE 1 FOR  7.4
                                               REVERSE  STOCK  SPLIT TO ITS THEN
                                               STOCKHOLDERS)  IN SATISFACTION OF
                                               $34,150 OF DEBT.

                                               ON DECEMBER 1, 2005,  THE COMPANY
                                               ACQUIRED    4,517,800    (610,514
                                               SHARES AFTER GIVING EFFECT OF THE
                                               1 FOR 7:4 REVERSE STOCK SPLIT) OF
                                               THE  COMMON   STOCK,   PAR  VALUE
                                               $0.001,  OF CWTI,  OR  54.579% OF
                                               THE OUTSTANDING  SHARES,  OF CWTI
                                               FROM   TWO   INDIVIDUALS   FOR  A
                                               PURCHASE PRICE OF $625,000.

                                               ON MARCH  27,  2006  CLEAN  WATER
                                               TECHNOLOGIES,        INC.       A
                                               NON-OPERATING     PUBLIC    SHELL
                                               COMPANY  ENTERED A SHARE EXCHANGE
                                               AND REORGANIZATION AGREEMENT WITH
                                               SHEERVISION, INC. PURSUANT TO THE
                                               TERMS OF THE AGREEMENT ALL OF THE
                                               SHEERVISION,   INC.  SHAREHOLDERS
                                               SHALL   EXCHANGE   ALL   OF   THE
                                               OUTSTANDING   AND  ISSUED  COMMON
                                               STOCK  OF   SHEERVISION   FOR  AN
                                               AGGREGATE OF 9,525,137  SHARES OF
                                               COMMON   STOCK  OF  CLEAN   WATER
                                               TECHNOLOGIES,     INC.,     WHICH
                                               REPRESENTED     95%     OF    THE
                                               OUTSTANDING  COMMON  STOCK  AFTER
                                               GIVING EFFECT TO THE TRANSACTION.
                                               THE  COMPANY  HAS  ACCOUNTED  FOR
                                               THIS     TRANSACTION     AS     A
                                               RECAPITALIZATION,   AND  HAS  NOT
                                               RECORDED  ANY  GOODWILL  OR OTHER
                                               INTANGIBLES ASSET. AS A RESULT OF
                                               THE   TRANSACTION,   SHEERVISION,
                                               INC. SHALL BECOME A WHOLLY -OWNED
                                               SUBSIDIARY    OF   CLEAN    WATER
                                               TECHNOLOGIES,    INC.   AND   THE
                                               SHEERVISION   SHAREHOLDERS  SHALL
                                               BECOME      THE       CONTROLLING
                                               STOCKHOLDERS.   ALL  OPTIONS  AND

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                               WARRANTS   EXERCISABLE  FOR,  AND
                                               SECURITIES    CONVERTIBLE    INTO
                                               SHARES   OF   SHEERVISION,   INC.
                                               COMMON   STOCK,   SHALL   NOW  BE
                                               EXERCISABLE OR  CONVERTIBLE  INTO
                                               SUCH  NUMBER  OF  SHARES OF CLEAN
                                               WATER  TECHNOLOGIES,  INC. COMMON
                                               STOCK.

                                               IN   MAY   2006,    THE   COMPANY
                                               COMPLETED  A PRIVATE  OFFERING OF
                                               CONVERTIBLE   DEBT   AND   EQUITY
                                               SECURITIES.  THE COMPANY  SOLD 82
                                               UNITS  FOR  $4,100,625,  OF WHICH
                                               $3,500,000 (70 UNITS) WAS PAID IN
                                               CASH AND  $600,625 (12 UNITS) WAS
                                               PAID  BY  THE  SURRENDER  OF  12%
                                               NOTES IN THE PRINCIPAL  AMOUNT OF
                                               $600,625.  EACH UNIT  COMPRISED A
                                               9%   CONVERTIBLE   NOTE   IN  THE
                                               PRINCIPAL   AMOUNT  OF   $37,500,
                                               16,667 SHARES OF COMMON STOCK AND
                                               THREE YEAR WARRANTS TO ACQUIRE AN
                                               AGGREGATE   OF  3,750  SHARES  OF
                                               COMMON  STOCK AT A PRICE OF $1.00
                                               PER SHARE. THE PURCHASE PRICE PER
                                               UNIT  WAS  $50,000.  THE 9% NOTES
                                               WERE  CONVERTIBLE  INTO SHARES OF
                                               THE   COMPANY'S   SERIES   A   9%
                                               CUMULATIVE  CONVERTIBLE PREFERRED
                                               STOCK,  AT A PRICE  OF  $.90  PER
                                               SHARE, WITH A STATED VALUE OF $10
                                               PER SHARE.

                                               IN  CONNECTION  WITH THE ISSUANCE
                                               OF THE 9% NOTES, THE COMPANY GAVE
                                               ITS PLACEMENT  AGENT  WARRANTS TO
                                               PURCHASE 307,547 SHARES OF COMMON
                                               STOCK  HAVING  A  FAIR  VALUE  OF
                                               $245,460.

                                               ON JUNE 12, 2006, THE 9% NOTES IN
                                               THE    AGGREGATE     AMOUNT    OF
                                               $3,075,469          AUTOMATICALLY
                                               CONVERTED  INTO 307,546 SHARES OF
                                               THE   COMPANY'S   9%   CUMULATIVE
                                               CONVERTIBLE  PREFERRED STOCK UPON
                                               THE  EFFECTIVENESS  OF THE FILING
                                               OF  THE  COMPANY'S   AMENDED  AND
                                               RESTATED      CERTIFICATE      OF
                                               INCORPORATION   TO   CHANGE   THE
                                               COMPANY'S   NAME   FROM  CWTI  TO
                                               SHEERVISION,  INC.,  AND  MAKE  A
                                               CORRESPONDING         DESIGNATION
                                               REGARDING SUCH  PREFERRED  STOCK.
                                               DIVIDENDS  ACCRUE  AT THE RATE OF
                                               9%  PER  ANNUM  AND  ARE  PAYABLE
                                               EVERY  JUNE 30 AND  DECEMBER  31,
                                               COMMENCING  JUNE 30, 2006. TO THE
                                               EXTENT    NOT    PAID,    ACCRUED
                                               DIVIDENDS  SHALL  BE  ACCUMULATED
                                               UNTIL PAID.  AT THE OPTION OF THE
                                               HOLDER,  PREFERRED  STOCK  MAY BE
                                               CONVERTED INTO COMMON

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                               STOCK AT ANY TIME AT A CONVERSION
                                               PRICE OF $0.90 PER SHARE.

                                               IF THE  COMPANY  DOES NOT  TIMELY
                                               PERFORM   UNDER  A   REGISTRATION
                                               RIGHTS AGREEMENT,  IF THE COMPANY
                                               IS UNABLE TO TIMELY  REGISTER ITS
                                               COMMON  STOCK,  IT HAS  AGREED TO
                                               PAY ITS INVESTORS  DAMAGES IN THE
                                               AMOUNT  EQUAL TO .05% PER  MONTH,
                                               UP TO A  MAXIMUM  OF  5%,  OF THE
                                               AGGREGATE  AMOUNT  INVESTED.  THE
                                               COMPANY HAS  RECORDED A LIABILITY
                                               AT MAY 31,  2006 FOR THE  MAXIMUM
                                               AMOUNT   OF   THE    REGISTRATION
                                               PENALTY IT COULD BE  REQUIRED  TO
                                               PAY.

                                               COMMENCING ON NOVEMBER 8, 2006, A
                                               DATE  SIX  MONTHS  FOLLOWING  THE
                                               FINAL   CLOSING,   THE  PREFERRED
                                               SHARES CONVERT WITHOUT ANY ACTION
                                               BY A HOLDER  OF THE  COMPANY,  IN
                                               THE EVENT THAT THE CLOSING  PRICE
                                               IN ITS TRADING MARKET FOR A SHARE
                                               OF THE  COMMON  STOCK  EQUALS  OR
                                               EXCEEDS    200%   OF   THE   THEN
                                               PREFERRED STOCK  CONVERSION PRICE
                                               FOR  15  OF  ANY  30  CONSECUTIVE
                                               TRADING  DAYS.   THE   CONVERSION
                                               PRICE OF THE PREFERRED  STOCK AND
                                               THE  NUMBER OF SHARES  SUBJECT TO
                                               CONVERSION  ARE TO BE  SUBJECT TO
                                               ADJUSTMENT  IN THE EVENT OF STOCK
                                               SPLITS, STOCK DIVIDENDS,  REVERSE
                                               STOCK SPLITS, AND SIMILAR EVENTS.
                                               FURTHER,  IN THE  EVENT  THAT THE
                                               COMPANY   ISSUES  SHARES  OF  ITS
                                               COMMON   STOCK  AT  AN  EFFECTIVE
                                               PRICE PER SHARE LESS THAN  $0.90,
                                               THE  CONVERSION   PRICE  AND  THE
                                               NUMBER OF SHARES  SUBJECT  TO THE
                                               PREFERRED STOCK CONVERSION ADJUST
                                               ON A  WEIGHTED  AVERAGE  BASIS TO
                                               REFLECT THE DILUTION.

                                               THE  COMPANY  PAID THE  PLACEMENT
                                               AGENT  FOR THE MAY  2006  PRIVATE
                                               PLACEMENT  A CASH  COMMISSION  OF
                                               $273,000 (APPROXIMATELY 8% OF THE
                                               NET  PROCEEDS)  AND  ISSUED TO IT
                                               WARRANTS TO PURCHASE AT $1.00 PER
                                               SHARE  204,167  SHARES  OF COMMON
                                               STOCK,   (5%  OF  THE  SHARES  OF
                                               COMMON  STOCK  AND  COMMON  STOCK
                                               EQUIVALENTS  SOLD).  THE WARRANTS
                                               EXPIRE   APRIL  28,   2009.   THE
                                               COMPANY  ALSO  PAID  A  FINANCIAL
                                               CONSULTANT AN ADVISORY FEE

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                               OF 5 % OF THE GROSS PROCEEDS,  OR
                                               $205,000,  OF WHICH  THE  ADVISOR
                                               PAID   $100,000  TO  ACQUIRE  TWO
                                               UNITS IN THE PRIVATE PLACEMENT.

                                               THE VALUES OF THE WARRANTS ISSUED
                                               HAS  BEEN  DETERMINED  USING  THE
                                               BLACK-SCHOLES      OPTION-PRICING
                                               MODEL (WITH THE SAME  ASSUMPTIONS
                                               AS THOSE  USED  FOR THE  OPTION),
                                               ASSUMING EXPECTED LIVES OF 3 OR 5
                                               YEARS,  A RISK FREE INTEREST RATE
                                               OF 3.67%, NO EXPECTED  DIVIDENDS,
                                               AND A STOCK PRICE  VOLATILITY  OF
                                               144% BASED ON THE VOLATILITIES OF
                                               COMPANIES  COMPARABLE IN SIZE AND
                                               TYPE OF BUSINESS.

                                               A  TOTAL  OF   511,714   WARRANTS
                                               HAVING AN  EXERCISE  OF $1.00 PER
                                               SHARE AND 988,719 WARRANTS HAVING
                                               AN EXERCISE OF $0.28346 PER SHARE
                                               WERE   ISSUED   DURING  THE  NINE
                                               MONTHS  ENDED MAY 31,  2006.  THE
                                               ABOVE   511,714   WARRANTS   WERE
                                               ISSUED IN MAY 2006.

4                         (F-4)            The  "Combined  Statements of Changes
                                           in        Stockholders'        Equity
                                           (Deficiency)",   page  F-4  has  been
                                           revised  to  reflect  the   beginning
                                           historical stockholders equity of the
                                           acquirer prior to the merger.

5                                          The acquisition of 4,517,800 (610,514
                                           after giving  effect to the 1 to 7:40
                                           reverse   stock  split)  was  a  cash
                                           purchase  and recorded as a reduction
                                           to cash in the amount of $625,000 and
                                           in   increase    in   other    assets
                                           "Investment in CWTI".

6 The $666,440 net proceeds from conversion of convertible notes represents the conversion of notes less the offering costs of issuing the 12% and 9% convertible notes. We will change the cash flows from financing activities section of the 2006 CONDENSED AND CONSOLIDATED STATEMENT OF CASH FLOWS to the following:

                                           Cash Flows From Financing Activities:
                                                Proceeds From The Issuance Of Debt          4,700,000
                                                Offering Costs                              (575,950)
                                                Deferred Financing Costs                    (237,423)
                                                Loans To Shareholders                        (82,784)
                                                                                          -----------
                                                                                           ----------
                                                                                            3,803,843
                                                                                          -----------

7                         F-8              The  Company  agrees that the staff's
                                           conclusions   are   correct  and  has
                                           revised Note 7 on page F-8 to add the
                                           following   sentence   to  the   last
                                           paragraph on page F-8:

                                           The  Company has  accounted  for this
                                           transaction  as  a

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                           recapitalization,    and    has   not
                                           recorded   any   goodwill   or  other
                                           intangibles asset.

                                           The Revised Paragraph is as follows:

                                               ON MARCH  27,  2006  CLEAN  WATER
                                               TECHNOLOGIES,        INC.       A
                                               NON-OPERATING     PUBLIC    SHELL
                                               COMPANY  ENTERED A SHARE EXCHANGE
                                               AND REORGANIZATION AGREEMENT WITH
                                               SHEERVISION, INC. PURSUANT TO THE
                                               TERMS OF THE AGREEMENT ALL OF THE
                                               SHEERVISION,   INC.  SHAREHOLDERS
                                               SHALL   EXCHANGE   ALL   OF   THE
                                               OUTSTANDING   AND  ISSUED  COMMON
                                               STOCK  OF   SHEERVISION   FOR  AN
                                               AGGREGATE OF 9,525,137  SHARES OF
                                               COMMON   STOCK  OF  CLEAN   WATER
                                               TECHNOLOGIES,     INC.,     WHICH
                                               REPRESENTED     95%     OF    THE
                                               OUTSTANDING  COMMON  STOCK  AFTER
                                               GIVING EFFECT TO THE TRANSACTION.
                                               THE  COMPANY  HAS  ACCOUNTED  FOR
                                               THIS     TRANSACTION     AS     A
                                               RECAPITALIZATION,   AND  HAS  NOT
                                               RECORDED  ANY  GOODWILL  OR OTHER
                                               INTANGIBLES ASSET. AS A RESULT OF
                                               THE   TRANSACTION,   SHEERVISION,
                                               INC. SHALL BECOME A WHOLLY -OWNED
                                               SUBSIDIARY    OF   CLEAN    WATER
                                               TECHNOLOGIES,    INC.   AND   THE
                                               SHEERVISION   SHAREHOLDERS  SHALL
                                               BECOME      THE       CONTROLLING
                                               STOCKHOLDERS.   ALL  OPTIONS  AND
                                               WARRANTS   EXERCISABLE  FOR,  AND
                                               SECURITIES    CONVERTIBLE    INTO
                                               SHARES   OF   SHEERVISION,   INC.
                                               COMMON   STOCK,   SHALL   NOW  BE
                                               EXERCISABLE OR  CONVERTIBLE  INTO
                                               SUCH  NUMBER  OF  SHARES OF CLEAN
                                               WATER  TECHNOLOGIES,  INC. COMMON
                                               STOCK.

8                         na               Under the terms of the  Company's 12%
                                           convertible notes, the Company is/was
                                           required  to repay the  principal  on
                                           those  notes  upon the  closing of an
                                           equity or debt financing in which the
                                           Company   receives   at  least   $3.0
                                           million in gross proceeds. As part of
                                           the 12% note  agreement  the  Company
                                           was  required  to give each holder of
                                           the 12% notes the  option to  convert
                                           their  principal  into  units of this
                                           new  equity or debt  financing.  Each
                                           note  holder   electing  this  option
                                           is/was  permitted  to  convert  up to
                                           22.5%  of his or her  principal  into
                                           shares of common stock at the rate of
                                           $2.70  per  share.  In May  2006  the
                                           Company had a Private Placement where
                                           it sold 70 units at an offering price
                                           of   $50,000,    consisting   of   9%
                                           convertible  notes having a principal

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                           amount of $37,500 and  $12,500  (25%)
                                           allocated  to  common  stock,   which
                                           equates  to 16,667  shares at a price
                                           of $0.75 per  share.  The total  debt
                                           financing  resulted  in  the  Company
                                           receiving  gross cash proceeds in the
                                           amount of  $3,500,000.  As  discussed
                                           above  various 12% note holders chose
                                           to   exercise    their    option   of
                                           converting  their  notes into the new
                                           debt  financing.  This  conversion by
                                           the  note  holders   breaks  down  as
                                           follows:

                                               1.   Eleven  of the note  holders
                                                    with   an    aggregate    of
                                                    $775,000 of principal  chose
                                                    to convert 22.5% (per the12%
                                                    agreement) of said principal
                                                    into  common   shares.   The
                                                    conversion    resulted    in
                                                    $174,375    of     principal
                                                    converting    into   615,165
                                                    shares  of  common  stock at
                                                    $0.28346 per share,  and the
                                                    remaining  $600,625 into the
                                                    new 9% note offering.  Under
                                                    the terms of the 9% offering
                                                    the company  issued  200,204
                                                    shares of common  stock at a
                                                    price  of $.075  per  share,
                                                    which  equaled  $150,156  or
                                                    25% of the principal  amount
                                                    of $600,625.

                                               2.   Five  of  the  note  holders
                                                    with  an   aggregate   of  $
                                                    225,000 of  principal  chose
                                                    not to convert  their  notes
                                                    at all,  and one note holder
                                                    opted to  convert  22.5 % of
                                                    their $50,000 principal (per
                                                    the 12% agreement) resulting
                                                    in  $11,250   of   principal
                                                    converting    into    39,698
                                                    shares  of  common  stock at
                                                    $0.28346   per   share   and
                                                    leaving $38,750 of remaining
                                                    12%     note      principal,
                                                    resulting   in  a  total  of
                                                    $263,750  of  remaining  12%
                                                    notes.

                                               3.   Four of the 12% note holders
                                                    with   an    aggregate    of
                                                    $150,000    of     principal
                                                    elected  to  convert   22.5%
                                                    (per the 12%  agreement)  of
                                                    said  principal  into common
                                                    shares.    The    conversion
                                                    resulted   in   $33,750   of
                                                    principal   converting  into
                                                    119,064   shares  of  common
                                                    stock at $0.28346  per share
                                                    and the  remaining  $116,250
                                                    was  paid in  full to  these
                                                    four 12% note holders.

                                           A summary of these transactions is as
                                           follows:

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                                                      12% NOTES                 9% NOTES
                                                                      ---------                 --------

                                           Issuance of 12% Notes      $ 1,200,000             $         -
                                           Issuance of 9% Notes                 -               4,100,625

                                           Exchange of Debt              (600,625)
                                           Exchange for Equity           (174,375)
                                                    Net                   425,000               4,100,625

                                           Conversion into Equity         (11,250)
                                           Conversion into Equity         (33,750)
                                           Conversion into Equity               -              (1,025,156)

                                                    Net Remaining     $   380,000             $ 3,075,469


9                                          Bullet #1

                                           Since  the  9%  notes   were  not  to
                                           convert to preferred stock until June
                                           2006, at May 31, 2006 a liability was
                                           shown on the balance sheet. Under the
                                           terms of the security, the conversion
                                           is  automatic   and  the   conversion
                                           feature  is not  detachable  from the
                                           debt   instrument.   Therefore,   the
                                           conversion   feature   is   embedded;
                                           however,  because the $0.90 per share
                                           conversion price is/was greater $0.75
                                           common  stock price on June 12, 2006,
                                           when the notes  were  converted,  the
                                           conversion     feature     was    not
                                           beneficial.  Therefore,  EITF's  98-5
                                           and   00-27  do  not  apply  and  the
                                           conversion   feature  should  not  be
                                           separated from the 9% notes.

                                           Bullet #2

                                           The   significant    terms   of   the
                                           SheerVision  series A, 9%  cumulative
                                           preferred stock are as follows:

                                               1.   Stated value of the series A
                                                    preferred  stock  is $10 per
                                                    share.

                                               2.   Voting rights

                                                    a)  General   Rights  -  The
                                                        series A preferred stock
                                                        shall be voted  with the
                                                        shares of  common  stock
                                                        on  an  "as   converted"
                                                        basis   based  upon  the
                                                        number   of   shares  of
                                                        common  stock into which
                                                        the  series A  preferred
                                                        stock is  convertible at
                                                        the record date.

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

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                               3.   Liquidation rights:

                                                    a)   Series   A    preferred
                                           stockholders    shall   receive   any
                                           liquidation    proceeds    upon   the
                                           occurrence  of  a  liquidation  event
                                           before  payment  shall be made to the
                                           holders of any junior stock.

                                               4.   Conversion   Rights   -  The
                                                    series  A  preferred   stock
                                                    shall  be   converted   into
                                                    shares of common  stock upon
                                                    the following terms:

                                                    a)  At  the  option  of  the
                                                        holder   shares  may  be
                                                        converted   into   fully
                                                        paid  and  nonassessable
                                                        shares of  common  stock
                                                        at   any   time   at   a
                                                        conversion  price  equal
                                                        to $0.90.

                                                    b)  Commencing  on the  date
                                                        six months following the
                                                        closing of the Company's
                                                        9%   convertible    note
                                                        offering  if the closing
                                                        price  of the  Company's
                                                        common stock shall equal
                                                        or  exceed  200% of then
                                                        effective     conversion
                                                        price for (15) of any 30
                                                        immediately    preceding
                                                        consecutive      trading
                                                        days,    the   preferred
                                                        stock      shall      be
                                                        automatically  converted
                                                        into   fully   paid  and
                                                        nonassessable  shares of
                                                        common stock without any
                                                        action  by any  party at
                                                        the effective conversion
                                                        rate.

                                               5.   Dividend Rights:

                                                    a)  Holders  of   series   A
                                                        preferred    stock,   in
                                                        preference to holders of
                                                        all  classes  and series
                                                        of  common  stock of the
                                                        Company  and  any  other
                                                        class   or   series   of
                                                        preferred  stock  of the
                                                        Company   that   is  not
                                                        expressly  designated as
                                                        senior  to the  series A
                                                        preferred stock.

                                                    b)  Cash dividends  shall be
                                                        paid  at the  rate of 9%
                                                        of the stated  value per
                                                        annum       on      each
                                                        outstanding   share   of
                                                        series    A    preferred
                                                        stock.   The   dividends
                                                        shall  be paid on a semi
                                                        -     annual      basis,
                                                        commencing    June   30,
                                                        2006.

                                           The Company's  convertible  preferred
                                           stock  is  not   redeemable  and  the
                                           indication  on page 16 that  referred
                                           to it as redeemable  preferred on was
                                           an error and has been corrected.

                                           In  response  to the  question  about
                                           what the correct conversion price is,
                                           the answer is $0.90.  The $1.00

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                           shown on page 18 is in error and will
                                           be corrected.

10                        F-13             The  requested  financial  statements
                                           have been added.

11                        F-12             The $264,806  amount  represents  the
                                           forgiveness  of amounts  due from the
                                           two  shareholders  while the  Company
                                           was a private  company.  At the time,
                                           SheerVision had no additional paid-in
                                           capital;  therefore, this forgiveness
                                           was a  distribution  to the Company's
                                           owners. Paragraphs 49-53 and 60-65 of
                                           Statement  of  Financial   Accounting
                                           Concepts No. 6, ELEMENTS OF FINANCIAL
                                           STATEMENTS,  (CON 6) refer to  equity
                                           as a residual  and  paragraph  65.B.2
                                           refers   to   transfers   between   a
                                           business  enterprise  and its owner's
                                           as being either:  a.  Investments  by
                                           owners  in  the  enterprise,   or  b.
                                           Distributions  by the  enterprise  to
                                           owners. Further,  paragraph 67 of CON
                                           6  states:  "Distributions  to owners
                                           are   decreases   in   equity   of  a
                                           particular     business    enterprise
                                           resulting from  transferring  assets,
                                           rendering   services,   or  incurring
                                           liabilities   by  the  enterprise  to
                                           owners.   Distributions   to   owners
                                           decrease   ownership   interest   (or
                                           equity)   in  an   enterprise."   The
                                           Company     believes     that    this
                                           transaction constitutes a transfer of
                                           its  receivable  from the owners (its
                                           asset) to the owners. The owners have
                                           received a future benefit  (i.e.,  an
                                           asset) in the form of being  relieved
                                           of a liability  (i.e.,  their payable
                                           to the Company).  Since the Company's
                                           only  equity was the par value of its
                                           common  stock  account  and  retained
                                           earnings,  with no additional paid-in
                                           capital,    the    distribution   was
                                           accounted for as a charge to retained
                                           earnings. The Company will change the
                                           terminology   used   from   "Dividend
                                           Distribution" to  "Distribution"  and
                                           add  disclosure  to the  notes in the
                                           interest of clarity.

12                        F-14             Our revenue  recognition  disclosures
                                           will be amended to read as follows:

                                           REVENUE RECOGNITION

                                           The  Company's  surgical  loupes  and
                                           lighting     products     need     no
                                           installation  and are  ready  for use
                                           upon   receipt   by   the   customer.
                                           Products   sold  are   delivered   by
                                           shipments   made  through  by  common
                                           carrier  and  revenue  is  recognized
                                           upon   shipment   to  the   customer.
                                           Discounts, and sales incentives,  are
                                           recognized  as a

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                           reduction  of  revenue at the time of
                                           sale.    The   Company    offers   an
                                           unconditional  satisfaction guarantee
                                           for  a  30  day  period  and  permits
                                           product  returns  within  30  days of
                                           purchase,  at which time  returns are
                                           accepted   and   refunds   are  made.
                                           Shipping  charges and special  orders
                                           are nonrefundable.

13                        F-15             Prior to its entry  into the  reverse
                                           merger  transaction  with Clean Water
                                           Technologies     SheerVision's    tax
                                           accountant     compiled     financial
                                           statements that were  disseminated to
                                           a small  number  of  individuals  and
                                           that  did  not   purport   to  be  in
                                           accordance  with  generally  accepted
                                           accounting  standards  in the  Unites
                                           States   (or    elsewhere)    (GAAP).
                                           Therefore,   the  Company   does  not
                                           believe   that  APB  20,   ACCOUNTING
                                           CHANGES   applies,   as   stated   in
                                           paragraph  3 of APB 20, and Note 2 to
                                           SheerVision's   financial  statements
                                           for each of the  years  ended  August
                                           31,  2005 and 2004  will be  removed.
                                           The   Company   did  not  intend  the
                                           language  in Note 2 to refer to prior
                                           period  adjustments as defined in the
                                           accounting  literature.  In addition,
                                           our financial statements for the year
                                           ended  August 31,  2004 were  audited
                                           simultaneously   with  the  financial
                                           statements  for the year ended August
                                           31,  2005.  Consequently,  since  the
                                           2004  financial  statements  were not
                                           widely disseminated,  did not purport
                                           to be in  accordance  with GAAP,  and
                                           were  not  previously  audited,   our
                                           auditors'    did   not   believe   it
                                           necessary  to refer to this matter in
                                           its   report.    Because   the   2004
                                           financial  statements were audited at
                                           the same  time as the 2005  financial
                                           statements,   dual   dating   of  the
                                           auditors' report is not appropriate.

14                                         Item   310(g)   of   Regulation   S-B
                                           requires     financial     statements
                                           included  in  filings  be within  135
                                           days  of  the   filing.   Since   the
                                           financial  statements  included  this
                                           filing  are  through  May  31,  2006,
                                           updated financial statements need not
                                           be  included  prior  to  October  13,
                                           2006.  The  Company  will  update the
                                           financial    statements   in   future
                                           filings as necessary and will include
                                           an    updated     currently     dated
                                           accountant's  consent in any  amended
                                           filings.

15 A revised current filing is being submitted with this response and future filings made under the Securities

COMMENT NUMBER            PAGE NUMBER      RESPONSE
--------------            -----------      --------

                                           Exchange  Act of 1934 will be made in
                                           accordance with your comments.

16                                         The  requested   amendment  has  been
                                           made.

17                                         The  requested   amendment  has  been
                                           made.

18                                         The   Company   is   filing   revised
                                           certifications  under  cover  of Form
                                           10-QSB/A No.1.

Closing Comments          na               The  Company   takes  notice  of  the
                                           Closing Comments.


         Please contact the undersigned if we may be of assistance.

                                                     Sincerely,


                                                     /s/ Robert Steven Brown
                                                     -----------------------
                                                     Robert Steven Brown